EXHIBIT 2
                                                                     ---------

--------------------------------------------------------------------------------




WESTERN OIL SANDS INC.


CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004
(in thousands of dollars)




--------------------------------------------------------------------------------

WESTERN OIL SANDS INC.
Consolidated Balance Sheets

-----------------------------------------------------------------------------------------------------
DECEMBER 31 ($ THOUSANDS)                                              2005                   2004
-----------------------------------------------------------------------------------------------------
ASSETS

Current Assets
      Cash                                                             5,590                 3,715
      Accounts Receivable                                             87,398                62,564
      Inventory (NOTE 4)                                              21,083                14,186
      Prepaid Expense                                                  9,355                 5,771
                                                             ----------------------------------------
                                                                     123,426                86,236
                                                             ----------------------------------------
Property, Plant and Equipment (NOTE 5)                             1,352,605             1,351,745
Risk Management (NOTE 18)                                             98,426                     -
Deferred Charges (NOTE 6)                                             16,063                18,378
Future Income Taxes (NOTE 12)                                              -                14,511
                                                             ----------------------------------------
                                                                   1,467,094             1,384,634
                                                             ----------------------------------------
                                                                   1,590,520             1,470,870
                                                             ========================================

LIABILITIES

Current Liabilities
      Accounts Payable and Accrued Liabilities                       101,303                87,679
      Current Portion of Long-term Debt (NOTE 7)                           -                95,000
      Current Portion of Lease Obligations (NOTE 8 )                   3,396                 5,230
                                                             ----------------------------------------
                                                                     104,699               187,909
Long-term Liabilities
      Long-term Debt (NOTE 7)                                        565,655               662,620
      Lease Obligations (NOTE 8)                                      55,809                53,474
      Option Premium Liability (NOTE 9)                               85,416                     -
      Asset Retirement Obligation (NOTE 10)                            9,094                 8,191
      Future Income Taxes (NOTE 12)                                   56,445                     -
                                                             ----------------------------------------
                                                                     772,419               724,285
                                                             ----------------------------------------
                                                                     877,118               912,194
                                                             ----------------------------------------
SHAREHOLDERS' EQUITY

Share Capital (NOTE 13)                                              548,747               545,699
Contributed Surplus (NOTE 14)                                          3,474                 1,245
Retained Earnings                                                    161,181                11,732
                                                             ----------------------------------------
                                                                     713,402               558,676
                                                             ----------------------------------------
                                                                   1,590,520             1,470,870
                                                             ========================================

Commitments and Contingencies (NOTE 19)

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


APPROVED BY THE BOARD OF DIRECTORS

/s/ Robert G. Puchniak                                  /s/ Mac Van Wielingen
ROBERT G. PUCHNIAK                                          MAC VAN WIELINGEN
Direcotr                                                             Director

WESTERN OIL SANDS INC.
Consolidated Statements of Operations and Retained Earnings (Deficit)

--------------------------------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31 ($ THOUSANDS, EXCEPT AMOUNTS PER SHARE)            2005                   2004
--------------------------------------------------------------------------------------------------------
REVENUES (NOTE 18)                                                      910,330               636,911
LESS: PURCHASED FEEDSTOCKS AND TRANSPORTATION                          (318,934)             (315,926)
                                                                  --------------------------------------
                                                                        591,396               320,985

EXPENSES
      Operating                                                         250,389               212,993
      Research and Business Development                                  10,657                 4,733
      Royalties                                                           4,005                 2,954
      General and Administrative                                         11,342                 8,101
      Insurance                                                           7,995                 9,350
      Interest (NOTE 11)                                                 58,165                61,154
      Stock-based Compensation (NOTE 15)                                  3,149                   967
      Accretion on Asset Retirement Obligation (NOTE 10)                    562                   471
      Depreciation, Depletion and Amortization                           50,738                44,515
                                                                  --------------------------------------
                                                                        397,002               345,238
                                                                  --------------------------------------
NET EARNINGS (LOSS) BEFORE OTHER INCOME AND INCOME TAXES                194,394               (24,253)
OTHER INCOME
      Foreign Exchange Gain                                              15,561                38,350
      Risk Management Gain (NOTE 18)                                     13,450                     -
                                                                  --------------------------------------
NET EARNINGS BEFORE INCOME TAX                                          223,405                14,097
Income Tax Expense (Recovery) (NOTE 12)                                  73,956                (5,355)
                                                                  --------------------------------------

NET EARNINGS                                                            149,449                19,452

Retained Earnings (Deficit) at Beginning of Year                         11,732                (7,720)
                                                                  --------------------------------------

Retained Earnings at End of Year                                        161,181                11,732
                                                                  ======================================

NET EARNINGS PER SHARE (NOTE 13)
Basic                                                                      0.93                  0.12
Diluted                                                                    0.92                  0.12
                                                                  --------------------------------------


SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

WESTERN OIL SANDS INC.
Consolidated Statements of Cash Flows

-------------------------------------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31 ($ THOUSANDS)                                           2005                   2004
-------------------------------------------------------------------------------------------------------------

CASH PROVIDED BY (USED IN)

CASH FROM OPERATING ACTIVITIES
      Net Earnings                                                           149,449                19,452
Non-cash Items:
      Stock-based Compensation (NOTE 15)                                       3,149                   967
      Accretion on Asset Retirement Obligations (NOTE 10)                        562                   471
      Depreciation, Depletion and Amortization                                50,738                44,515
      Impairment of Long-lived Assets (NOTE 5)                                     -                 4,733
      Interest Expense on Option Premium Liability (NOTE 9)                    1,278                     -
      Unrealized Gain on Risk Management (NOTE 18)                           (13,450)                    -
      Unrealized Foreign Exchange Gain (NOTE 7 AND NOTE 9)                   (17,803)              (39,960)
      Future Income Tax Expense (Recovery) (NOTE 12)                          70,956                (7,104)
Cash Items:
      Cash Settlement of Asset Retirement Obligation (NOTE 10)                   (52)                  (30)
      Cash Settlement of Performance Share Unit Plan (NOTE 14)                  (596)                    -
                                                                       --------------------------------------
Cash Flow from Operations                                                    244,231                23,044
(Increase) Decrease in Non-Cash Working Capital (NOTE 20)                    (32,489)               16,393
                                                                       --------------------------------------

                                                                             211,742                39,437
                                                                       --------------------------------------

CASH FROM (USED IN) FINANCING ACTIVITIES
      Issue of Share Capital (NOTE 13)                                         2,724                70,866
      Share Issue Expenses (NOTE 13)                                               -                (2,934)
      Repayment of Long-term Debt, Net                                      (175,000)              (63,000)
      Deferred Charges                                                          (216)                  (56)
      Repayment of Obligations Under Capital Lease                            (1,340)               (1,343)
                                                                       --------------------------------------

                                                                            (173,832)                3,533
                                                                       --------------------------------------

CASH INVESTED
      Capital Expenditures                                                   (69,350)              (46,399)
      Insurance Proceeds (NOTE 19)                                            22,517                 6,431
      Decrease (Increase) in Non-Cash Working Capital (NOTE 20)               10,798                (3,057)
                                                                       --------------------------------------

                                                                             (36,035)              (43,025)
                                                                       --------------------------------------

INCREASE (DECREASE) IN CASH                                                    1,875                   (55)

CASH AT BEGINNING OF YEAR                                                      3,715                 3,770
                                                                       --------------------------------------

CASH AT END OF YEAR                                                            5,590                 3,715
                                                                       ======================================


SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(TABULAR AMOUNTS IN $ THOUSANDS, EXCEPT FOR SHARE AMOUNTS)


1     BUSINESS OF THE CORPORATION

      Western Oil Sands Inc. (the "Corporation") was incorporated on June 18, 1999 under the laws of the Province of Alberta. The Corporation holds an undivided 20 per cent working interest in an oil sands project in the Athabasca region of northeast Alberta (the "Athabasca Oil Sands Project" or "AOSP"). Shell Canada Limited and Chevron Canada Limited hold the remaining 60 per cent and 20 per cent interests, respectively. The AOSP consists of direct or indirect participation in the design, construction and operation of mining, extracting, transporting and upgrading of oil sands deposits. The Corporation is pursuing other oil activities related to technology, development, downstream initiatives and large, long-life resource capture.

2     SUMMARY OF ACCOUNTING POLICIES

      a)    PRINCIPLES OF CONSOLIDATION

            The Consolidated Financial Statements include the accounts of the Corporation and its wholly-owned subsidiary corporations and limited partnership. The Corporation's oil sands activities are conducted jointly with others. These financial statements reflect only the Corporation's proportionate interest in such activities.

      b)    MEASUREMENT UNCERTAINTY

            The preparation of the Consolidated Financial Statements in conformity with Canadian Generally Accepted Accounting Principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Consolidated Financial Statements, and the reported amounts of revenues and expenses during the reporting period. Such estimates relate to unsettled transactions and events as of the date of the Consolidated Financial Statements. Accordingly, actual results may differ from these estimated amounts as future confirming events occur. Significant estimates used in the preparation of the Consolidated Financial Statements include, but are not limited to, the estimates of crude oil reserves, asset retirement obligations, income taxes and employee future benefits.

      c)    FOREIGN CURRENCY TRANSLATION

            Accounts in foreign currencies and operations in foreign countries that are integrated are translated into Canadian dollars using the temporal method. Under this method, monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at rates of exchange in effect at the end of the period. Non-monetary assets and liabilities are translated into Canadian dollars at exchange rates prevailing at the transaction dates. Revenues and expenses are translated into Canadian dollars at the monthly average exchange rates. Provisions for depreciation, depletion and amortization are translated at the same rate as the related items. The resulting exchange gains or losses are included in the Consolidated Statements of Operations and Retained Earnings.

      d)    CASH

            Cash presented in the Consolidated Financial Statements is comprised of cash and cash equivalents and includes short-term investments with a maturity of three months or less when purchased.

(TABULAR AMOUNTS IN $ THOUSANDS, EXCEPT FOR SHARE AMOUNTS)


      e)    INVENTORY

            Product and Parts, Supplies and Other inventories are stated at the lower of average cost and net realizable value.

      f)    PROPERTY, PLANT AND EQUIPMENT

            Property, plant and equipment ("PP&E") assets are recorded at cost less accumulated provisions for depreciation, depletion and amortization. Capitalized costs include costs specifically related to the acquisition, exploration, development and construction of the AOSP and other projects. Prior to the commencement of commercial operations, interest costs of debt attributable to major development projects are capitalized. PP&E assets are reviewed for impairment whenever events or conditions indicate that their net carrying amount may not be recoverable from estimated future cash flows. If an impairment is determined, the assets are written down to the fair market value.

            Depletion on crude oil properties is provided over the life of proved and probable reserves on a unit of production basis, commencing when the facilities are substantially complete and after commercial production has begun. Other PP&E assets are depreciated on a straight-line basis over their useful lives, except for lease acquisition costs and certain mine assets, which are amortized and depreciated over the life of proved and probable reserves.

      g)    DERIVATIVE FINANCIAL INSTRUMENTS

            The Corporation utilizes financial instruments to manage its exposure to fluctuations in foreign currency exchange rates and commodity prices. These derivative financial instruments are not used for speculative purposes. The Corporation has policies and procedures in place with respect to the required documentation and approvals for the use of financial instruments and specifically ties their use, in the case of commodities, to the mitigation of market price risk associated with cash flows expected to be generated. Where applicable, the Corporation identifies relationships between financial instruments and anticipated transactions, as well as its risk management objectives and the strategy for undertaking the economic hedge transaction. The Corporation assesses, both at inception and on an ongoing basis, whether the financial instrument used in the particular transaction is effective in offsetting changes in fair values or cash flows of the transaction.

            The fair values of these financial instruments are based on an estimate of the amounts that would have been received or paid to settle these instruments prior to maturity. The Corporation considers all of these financial instruments to be effective economic hedges. However, certain of the Corporation's financial instruments do not qualify or have not been designated as hedges for accounting purposes in accordance with Accounting Guideline 13.

            In accordance with Emerging Issues Committee Abstract 128 ("EIC-128") "Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments", financial instruments that do not qualify as hedges or have not been designated as hedges are recorded using the mark-to-market method of accounting, whereby instruments are recorded in the Consolidated Balance Sheet as either an asset or a liability with changes in fair value recognized in net earnings. Financial instruments that do qualify as hedges under Accounting Guideline 13 and are designated as hedges are not recognized on the Consolidated Balance Sheet and gains and losses on the hedge are deferred and recognized in revenues in the period the hedge sale transaction occurs.

(TABULAR AMOUNTS IN $ THOUSANDS, EXCEPT FOR SHARE AMOUNTS)


      h)    ASSET RETIREMENT OBLIGATION

            The Corporation recognizes an asset and a liability for asset retirement obligations in the period in which they are incurred by estimating the fair value of the obligation. The fair value is determined by the Corporation by first estimating the expected timing and amount of cash flows, using third-party costs, that will be required for future dismantlement and site restoration, and then calculating the present value of these future expenditures using a credit-adjusted-risk-free-rate appropriate for the Corporation. Any change in timing or amount of the cash flows subsequent to initial recognition results in a change in the asset and liability. The Corporation recognizes, over the estimated life of the asset and liability, depletion on the asset and accretion on the liability. Actual expenditures incurred are charged against the accumulated obligation.

      i)    STOCK-BASED COMPENSATION PLANS

            The Corporation has a stock-based compensation plan, which is described in note 15(a). Effective January 1, 2002, the Corporation adopted CICA Section 3870, "Stock-based Compensation and Other Stock-based Payments". This Section is applied to all stock-based payments to non-employees and to employee awards that are direct awards of stock, stock appreciation rights and similar awards to be settled in cash. This Section is applied to all grants of stock options on or after January 1, 2002.

            During the fourth quarter of 2003, effective for January 1, 2003, the Corporation began prospectively recognizing compensation expense for options granted under the plan in accordance with the fair value method. Under the transitional provisions in this Section the Corporation is required only to apply the fair value based method and record compensation expense and Contributed Surplus to awards granted, modified or settled on or after the beginning of the fiscal year in which the Corporation adopts the fair value method for those awards. Accordingly, only awards issued on or after January 1, 2003 require compensation expense to be recognized in accordance with this Section. Compensation expense for options granted subsequent to 2003 is determined based on the fair values at the time of grant and are recognized over the estimated vesting periods of the respective options. For options granted prior to January 1, 2003, the Corporation continues to disclose the pro forma net earnings impact of the related compensation expense. Pro forma compensation-related earnings impacts are determined on the same basis as the 2003 options.

            Consideration received on the exercise of stock options granted is credited to share capital, and if related to any stock options that were granted subsequent to December 31, 2002, then an amount equal to the compensation expense recognized to that date is reclassified from Contributed Surplus to Common Shares.

            The Corporation  has a Performance  Share Unit Plan ("PSUP") which is described in note 15(b). The Corporation recognizes compensation expense, and contributed surplus, related to this plan in accordance with the fair value method.

            The Corporation has a Deferred Share Unit Plan ("DSUP") which is described in note 15(c). The Corporation recognizes compensation expense and a liability relating to this plan in accordance with the fair value method.

            The Corporation, as an owner in the AOSP, shares in any related costs associated with the AOSP's stock-based compensation plans. The AOSP's plans involve Stock Appreciation Rights (SARs) which are described in note 15(e) which may require settlement with cash payments. During the vesting period, compensation expense is recognized using the graded vesting approach when the value of the SARs exceeds the award value. The Corporation's share of the change in value of the SARs is recognized in operating expense in the year the change occurs.

(TABULAR AMOUNTS IN $ THOUSANDS, EXCEPT FOR SHARE AMOUNTS)


      j)    REVENUE RECOGNITION

            The revenue associated with the sale of crude oil products is recorded when title and other significant risks and rewards of ownership are passed to the customer and delivery has occurred.

      k)    INCOME TAXES

            The Corporation follows the liability method of accounting for income taxes. Under this method, future income taxes are recognized based on the estimated tax effects of temporary differences in the carrying value of assets and liabilities in the Consolidated Financial Statements and their respective tax bases, using income tax rates substantively enacted on the Consolidated Balance Sheet date. The effect of a change in income tax rates on future income tax assets and liabilities is recognized in earnings in the period the change occurs.

      l)    NET EARNINGS PER SHARE

            Basic net earnings per share are calculated by dividing the net earnings available to common shareholders by the weighted-average number of common shares outstanding during the period. Diluted net earnings per share reflect the potential dilution that would occur if stock options or warrants were exercised. The Corporation uses the treasury stock method to determine the dilutive effect of stock options and other dilutive instruments. The treasury stock method assumes that proceeds received from the exercise of in-the-money stock options are used to repurchase common shares at the average market price for the period.

      m)    EMPLOYEE FUTURE BENEFITS

            The Corporation has a defined contribution pension plan for its direct employees and, as a result of the 20 per cent ownership in the AOSP, has a defined benefit pension plan for employees of the AOSP. For the defined contribution pension plan, the expense is recognized as payments are made or entitlements are earned.

            For the defined benefit pension plan, the costs are determined using the projected benefit method prorated on length of service and reflects the AOSP's best estimate of expected plan investment performance, salary escalation, retirement ages of employees, withdrawal rates and mortality rates. The expected return on plan assets is based on the fair value of those assets and the obligation is discounted using a market interest rate at the beginning of the year based on high quality corporate debt instruments. Pension expense includes the cost of pension benefits earned during the current year, the interest cost on pension obligations, the expected return on pension plan assets, the amortization of adjustments arising from pension plan amendments and the excess of the net actuarial gain or loss over ten per cent of the greater of the benefits obligation and the fair value of plan assets. The amortization period covers the expected average remaining service lifetime of employees covered by the plans.

      n)    COMPARATIVE AMOUNTS

            Certain comparative amounts have been reclassified to conform to the current year's presentation.

(TABULAR AMOUNTS IN $ THOUSANDS, EXCEPT FOR SHARE AMOUNTS)


3     CHANGES IN ACCOUNTING POLICIES

      a)    VARIABLE INTEREST ENTITIES

            On January 1, 2005, the Corporation adopted Canadian Accounting Guideline 15 (AcG 15), "Consolidation of Variable Interest Entities" (VIE) without restatement of prior periods. AcG 15 requires consolidation of a VIE where a company will absorb a majority of a VIE's losses, receive a majority of its returns, or both. The Corporation has entered into operating leases, as described in note 19(a), with a VIE. These operating leases, as currently structured, do not meet the AcG 15 criteria for consolidation by the Corporation and therefore, the adoption of this accounting policy had no impact on the Corporation's Consolidated Financial Statements.

      b)    ARRANGEMENTS CONTAINING A LEASE

            On January 1, 2005, the Corporation adopted Emerging Issues Committee Abstract 150 ("EIC-150"). EIC-150 requires the Corporation to determine whether any arrangements agreed to, committed to or modified after January 1, 2005 contain a lease that is within the scope of CICA Section 3065, "Leases". There is no impact on the Consolidated Financial Statements as the Corporation does not have any arrangements agreed to, committed to or modified after January 1, 2005 that contains a lease that is within the scope of CICA Section 3065.


4     INVENTORY

                                                                            2005                   2004
      ---------------------------------------------------------------------------------------------------
      Product Inventory                                                   11,262                  8,314
      Parts, Supplies and Other                                            9,821                  5,872
      ---------------------------------------------------------------------------------------------------
                                                                          21,083                 14,186
      ===================================================================================================


5     PROPERTY, PLANT AND EQUIPMENT

      2005                                           COST           ACCUM. DD&A*                    NET
      ---------------------------------------------------------------------------------------------------
      Athabasca Oil Sands Project
            Producing Assets                    1,350,436               (105,010)             1,245,426
            Capital Leases                         52,705                 (4,294)                48,411
            Expansion                              38,235                      -                 38,235
      ---------------------------------------------------------------------------------------------------
                                                1,441,376               (109,304)             1,332,072

      ---------------------------------------------------------------------------------------------------
      Corporate and Other                          21,895                 (1,362)                20,533
      ---------------------------------------------------------------------------------------------------
                                                1,463,271               (110,666)             1,352,605
      ===================================================================================================

(TABULAR AMOUNTS IN $ THOUSANDS, EXCEPT FOR SHARE AMOUNTS)


      2004                                            COST           ACCUM. DD&A*                    NET
      ----------------------------------------------------------------------------------------------------
      Athabasca Oil Sands Project
            Producing Assets                     1,341,395                (58,955)             1,282,440
            Capital Leases                          52,705                 (2,439)                50,266
            Expansion                               11,560                                        11,560
      ----------------------------------------------------------------------------------------------------
                                                 1,405,660                (61,394)             1,344,266
      ----------------------------------------------------------------------------------------------------
      Corporate and Other                            8,545                 (1,066)                 7,479
      ----------------------------------------------------------------------------------------------------
                                                 1,414,205                (62,460)             1,351,745
      ====================================================================================================

      * ACCUMULATED DEPRECIATION, DEPLETION AND AMORTIZATION

      The Producing Assets in the Athabasca Oil Sands Project net cost includes asset retirement costs of $7.2 million ($7.0 million - 2004). Costs of $38.2 million ($11.6 million - 2004) relating to Major Projects in Progress and $15.5 million ($2.9 million - 2004) relating to Corporate and Other are currently not subject to depreciation, depletion and amortization as these projects were not substantially complete and commercial production has not begun.

      During 2004, an asset with an aggregate cost of $4.7 million was written off and included in Research and Business Development expenses after the Corporation determined it to be impaired. The asset related to certain activities the Corporation was pursuing regarding hydrogen production technology. The asset was determined to be impaired after the Corporation received a negative preliminary technical analysis of the technology.


6     DEFERRED CHARGES

                                                                          2005                   2004
      --------------------------------------------------------------------------------------------------
      Deferred Charges                                                   28,712                 28,496
      Less: Amortization                                                (12,649)               (10,118)
      --------------------------------------------------------------------------------------------------
                                                                         16,063                 18,378
      ==================================================================================================

      Deferred charges include primarily debt financing costs that have been incurred in establishing the Corporation's various debt facilities. These amounts are being amortized over the term of the related debt facilities.

(TABULAR AMOUNTS IN $ THOUSANDS, EXCEPT FOR SHARE AMOUNTS)


7     LONG-TERM DEBT

                                                                                                 2005                   2004
      -------------------------------------------------------------------------------------------------------------------------
      US$450 million Senior Secured Notes                                        (a)           524,655                541,620
      Senior Credit Facility                                                     (b)                 -                 95,000
      Revolving Credit Facility                                                  (c)            41,000                121,000
      -------------------------------------------------------------------------------------------------------------------------
                                                                                               565,655                757,620
      Less: Current Portion of Long-term Debt                                    (b)                 -                (95,000)
      -------------------------------------------------------------------------------------------------------------------------
                                                                                               565,655                662,620
      =========================================================================================================================

      a) The Senior Secured Notes (the "Notes") bear interest at 8.375 per cent and have a maturity of May 1, 2012. The Notes provide the holders with security over all the assets of the Corporation, subordinated to the $340 million Revolving Credit Facility ("Revolving Credit Facility") described in note 7(c), until the Corporation achieves an investment grade corporate credit rating, at which time the Senior Secured Notes become unsecured.

            The Senior Secured Notes are recorded in Canadian dollars at the exchange rate in effect at the balance sheet date. An unrealized foreign exchange gain totalling $17 million was recognized for the year ended December 31, 2005 (December 31, 2004 - $40 million) as a result of changes in the foreign exchange rate between the US and Canadian dollars. As at December 31, 2005, a total of $184.2 million of unrealized foreign exchange gains were recognized since the inception of the Notes, approximately $92 million of which has been capitalized as the unrealized gains occurred prior to commercial operations.

      b) The Corporation refinanced the $100 million Senior Credit Facility ("Senior Credit Facility") during the first quarter of 2005 by utilizing a clause that was included in the Revolving Credit Facility described in note 7(c). The clause enabled the Corporation to increase the Revolving Credit Facility by $100 million. The terms of the increase were consistent with those included in the original $240 million Revolving Credit Facility. The Senior Credit Facility, bearing interest at the lenders' prime lending rate, the bankers' acceptance rate or the LIBOR rate plus applicable margins ranging from 100 to 200 basis points was to mature and be repayable on April 23, 2005.

(TABULAR AMOUNTS IN $ THOUSANDS, EXCEPT FOR SHARE AMOUNTS)


      c) The Revolving Credit Facility bears interest at the lenders' prime lending rate, the bankers' acceptance rate or the LIBOR rate plus applicable margins ranging from nil to 225 basis points. The Revolving Credit Facility provides the banks with security over all of the assets of the Corporation, with the exception of certain intercompany notes and note guarantees in connection with the Notes detailed in note 7(a), and have certain financial covenants, including a limit on the amount available for drawdown. At December 31, 2005, the limit available for drawdown was $299 million ($281 million - 2004), of which $41 million ($121 million
            - 2004) had been drawn and $8.9 million ($8.1 million - 2004) had been issued in letters of credit.

            Certain terms of the Revolving Credit Facility were amended during the fourth quarter of 2005. The 364 day revolving feature with a two year term-out for non-revolving allocations was amended to a three year revolving maturity, extendible annually at the lending institutions' discretion. Secondly, the spreads added to the prime lending rate and the banker's acceptance rate or the Libor rate were adjusted. Initially, these margins were 100 to 200 basis points and after the amendment, these margins are nil to 225 basis points.


8     LEASE OBLIGATIONS

                                                                                                 2005                   2004
      -------------------------------------------------------------------------------------------------------------------------
      Obligations Under Capital Lease                                            (a)            50,266                 51,609
      Operating Lease Guarantee Obligation                                       (b)             8,939                  7,095
      -------------------------------------------------------------------------------------------------------------------------
                                                                                                59,205                 58,704
      Less: Current Portion                                                                     (3,396)                (5,230)
      -------------------------------------------------------------------------------------------------------------------------
                                                                                                55,809                 53,474
      =========================================================================================================================

      a) The capital lease obligation relates to the Corporation's share of capital costs for the hydrogen-manufacturing unit within the Project. Repayment of the principal obligation was $1.3 million in 2005 and is scheduled to remain at that level until fully repaid.

      b) Under the Mobile Equipment Lease, described in note 19(a), the Corporation is committed to pay its 20 per cent share of an amount equal to 85 per cent of the original cost of the equipment to the lessor at the end of the terms of the lease. Accordingly, the Corporation recognizes, as a liability, a portion of this future payment as it relates to the service life of the equipment that has passed. For the year ended December 31, 2005, the Corporation paid $2.3 million (December 31, 2004 - nil) in regards to this obligation.


9     OPTION PREMIUM LIABILITY

      The Corporation deferred payment and receipt of the premiums associated with the options described in note 18(a)(ii) until the settlement of the option contracts between 2007 and 2009. The total net premiums payable by the Corporation are US$21.9 million for 2007, US$32.4 million for 2008 and US$27.8 million for 2009. On the dates that the option contracts were entered, a net liability was recognized on the
      Consolidated Balance Sheet at the estimated present value of the net premiums payable. Subsequent to the inception dates of the option contracts, interest expense is recognized, with a corresponding increase to the liability, at annual rates ranging from 4.25 per cent to 4.50 per cent. For the year ended December 31, 2005, $1.3 million of interest expense was recognized (December 31, 2004 - nil).

(TABULAR AMOUNTS IN $ THOUSANDS, EXCEPT FOR SHARE AMOUNTS)


      The option premium liability is denominated in US dollars and is translated into Canadian dollars at the period end exchange rate. The unrealized foreign exchange gain arising on the option premium liability for the year ended December 31, 2005 was $0.8 million (December 31, 2004
      - nil).

      The following table reconciles the change in the net option premium liability:

                                                                      2005                   2004
      ---------------------------------------------------------------------------------------------
      Option Premium Liability at Beginning of Year                      -                      -
      Net Premiums                                                  84,976                      -
      Interest Expense                                               1,278                      -
      Unrealized Foreign Exchange Gain                                (838)                     -
      ---------------------------------------------------------------------------------------------
      Option Premium Liability at End of Year                       85,416                      -
      =============================================================================================


10    ASSET RETIREMENT OBLIGATION

      The Corporation, in association with its 20 per cent working interest in the AOSP, is also responsible for its share of future dismantlement costs and site restoration costs in the mining, extracting and upgrading activities. The AOSP currently estimates the total undiscounted amount of these costs to be approximately $195.9 million ($192.5 million -
      2004), with the majority of that amount to be paid at the end of the current reserves for the AOSP. In determining the fair value of the
      Asset Retirement Obligation, the estimated cash flows have been discounted using credit-adjusted risk-free rates between 5.93 per cent and 7.0 per cent. The following table presents the reconciliation of the Asset Retirement Obligation from the beginning of each respective period until the end of that period:

                                                                       2005                   2004
      ----------------------------------------------------------------------------------------------
      Asset Retirement Obligations at Beginning of Year               8,191                  7,137
      Liabilities Incurred                                              393                    613
      Liabilities Settled                                               (52)                   (30)
      Accretion on Asset Retirement Obligation                          562                    471
      ----------------------------------------------------------------------------------------------
      Asset Retirement Obligations at End of Year                     9,094                  8,191
      ==============================================================================================

(TABULAR AMOUNTS IN $ THOUSANDS, EXCEPT FOR SHARE AMOUNTS)


11    INTEREST EXPENSE

                                                                      2005                   2004
      ----------------------------------------------------------------------------------------------
      Interest on Long-term Debt                                     54,325                 59,118
      Interest on Obligations Under Capital Lease                     2,562                  2,036
      Interest on Option Premium Liability                            1,278                      -
      ----------------------------------------------------------------------------------------------
                                                                     58,165                 61,154
      ==============================================================================================

      Cash interest paid for the year ended December 31, 2005 was $57.4 million (December 31, 2004 - $61.0 million). Cash interest received for the year ended December 31, 2005 was $0.2 million (December 31, 2004 - $0.1 million).


12    INCOME TAXES

                                                                       2005                   2004
      ----------------------------------------------------------------------------------------------
      Large Corporations Tax                                          3,000                  1,749
      Future Income Tax Expense (Recovery)                           70,956                 (7,104)
      ----------------------------------------------------------------------------------------------
      INCOME TAX EXPENSE (RECOVERY)                                  73,956                 (5,355)
      ==============================================================================================

      Cash taxes paid during the year ended December 31, 2005 were $2.5 million (December 31, 2004 - $1.7 million) and related solely to the Large Corporations Tax.

      At December 31, the future income tax liability consists of:

                                                                       2005                   2004
      ----------------------------------------------------------------------------------------------
      Future Income Tax Assets
                 Net Losses Carried Forward                           4,707                 61,697
                 Share Issue Costs                                      973                  1,355
                 Impairment of Long-lived Assets                        796                    796

      Future Income Tax Liabilities
                 Capital Assets in Excess of Tax Values             (39,924)               (34,242)
                 Unrealized Foreign Exchange Gain                   (15,500)               (12,648)
                 Unrealized Gain on Risk Management                  (4,374)                     -
                 Debt Issue Costs                                    (3,123)                (2,447)
      ----------------------------------------------------------------------------------------------
      NET FUTURE INCOME TAX (LIABILITY) ASSET                       (56,445)                14,511
      ==============================================================================================

      The following table reconciles income taxes calculated at the Canadian statutory rate of 37.62 per cent (2004 - 38.87 per cent) with actual income taxes:

(TABULAR AMOUNTS IN $ THOUSANDS, EXCEPT FOR SHARE AMOUNTS)


                                                                                                 2005                   2004
      -------------------------------------------------------------------------------------------------------------------------
      Net Earnings Before Income Taxes                                                         223,405                 14,097

      Income Tax Expense at Statutory rate                                                      84,045                  5,480
      Effect of Tax Rate Changes and Timing of Use                                                (267)                (4,826)
      Non-taxable Portion of Foreign Exchange Gain                                              (3,530)                (8,815)
      Non-taxable Portion of Impairment of Long-lived Assets                                         -                  1,044
      Resource Allowance                                                                       (10,792)                (5,012)
      Provision to Actual                                                                          642                  5,025
      Stock-based Compensation                                                                     858                      -
      Large Corporations Tax                                                                     3,000                  1,749
      -------------------------------------------------------------------------------------------------------------------------
      INCOME TAX EXPENSE (RECOVERY)                                                             73,956                 (5,355)
      =========================================================================================================================

      At December 31, 2005, the Corporation had approximately $1.4 billion of tax pools available. Included in the tax pools are $14.0 million of non-capital tax loss carry forward balances as estimated at December 31, 2005, with expiry dates ranging from 2007 to 2014.


13    SHARE CAPITAL

      a)    AUTHORIZED

            The Corporation is authorized to issue an unlimited number of Class A shares ("Common Shares"), an unlimited number of non-voting Convertible Class B Equity Shares ("Class B Shares"), an unlimited number of non-voting Class C Preferred Shares and an unlimited number of Class D Preferred Shares, issuable in series.

            The Common Shares are without nominal or par value. The Class D Preferred Shares, Series A, which have been issued, were converted into Common Shares at the holders' options prior to redemption on a one-for-one basis.

      b)    SHARE SPLIT

            The Corporation's shareholders approved a subdivision or share split of its issued and outstanding Common Shares on a three-for-one basis at the Corporation's Annual and Special
            Meeting held on May 11, 2005. All Common Share and per Common Share amounts have been restated to retroactively reflect the share split.

(TABULAR AMOUNTS IN $ THOUSANDS, EXCEPT FOR SHARE AMOUNTS)


      c)    ISSUED AND OUTSTANDING

                                                                                            NUMBER OF
                                                                                               SHARES                 AMOUNT
           --------------------------------------------------------------------------------------------------------------------
           COMMON SHARES
           Balance at December 31, 2003                                                    149,868,813                464,704
           Issued for Cash                                                                   6,000,000                 68,000
           Issued on Exercise of Employee Stock Options                                        484,800                  1,630
           Issued on Exercise of Warrants                                                    1,482,672                  1,236
           Conversion of Class D Preferred Shares                                            2,000,001                 11,963
           Share Issue Costs, Net of Tax                                                             -                 (1,834)
           --------------------------------------------------------------------------------------------------------------------
           Balance at December 31, 2004                                                    159,836,286                545,699
           Issued on Exercise of Employee Stock Options                                        681,755                  2,724
           Exercise of Stock Options Previously Recognized                                           -                    324
           --------------------------------------------------------------------------------------------------------------------
           Balance at December 31, 2005                                                    160,518,041                548,747
           --------------------------------------------------------------------------------------------------------------------
           CLASS D PREFERRED SHARES
           Balance at December 31, 2003                                                      2,000,001                 11,963
           Conversion of Class D Preferred Shares                                           (2,000,001)               (11,963)
           --------------------------------------------------------------------------------------------------------------------
           Balance at December 31, 2004 and 2005                                                     -                      -
           --------------------------------------------------------------------------------------------------------------------
           TOTAL SHARE CAPITAL                                                             160,518,041                548,747
           ====================================================================================================================

      d)    ISSUANCES

            On April 8, 2004, the Corporation completed a public offering for the issuance of 6,000,000 Common Shares (reflecting the three-for-one split on May 30, 2005) for total proceeds of $68.0 million, before consideration of the share issue costs of $2.9 million ($1.8 million net of tax). The offering was underwritten by a syndicate of Canadian underwriters and undertaken through the filing of a short form prospectus. The Common Shares were offered to the public on a bought-deal basis through a syndicate of Canadian underwriters. Proceeds of this offering were used to pay down certain amounts that had been drawn on the bank debt, for general corporate purposes and for expansion opportunities.

      e)    WARRANTS

            During the year ended December 31, 2004, 1,482,672 (reflecting the three-for-one split on May 30, 2005) Class A Warrants were exercised for total proceeds of $1.2 million.

      f)    CLASS D PREFERRED SHARES

            During the year ended December 31, 2004, the Class D Preferred Shares were converted into Common Shares at the holders' option prior to redemption on a one-for-one basis. After considering the three-for-one split on May 30, 2005, the total shares issued on the conversion were 2,000,001.

(TABULAR AMOUNTS IN $ THOUSANDS, EXCEPT FOR SHARE AMOUNTS)


      g)    NET EARNINGS PER SHARE

            The  following   table   summarizes  the  Common  Shares  used  in
            calculating Net Earnings per Common Share:

                                                                                                 2005                   2004
           --------------------------------------------------------------------------------------------------------------------
           Weighted Average Common Shares Outstanding - Basic                              160,169,887            156,926,514
           Effect of Stock Options and Warrants                                              2,739,179              2,829,882
           --------------------------------------------------------------------------------------------------------------------
           Weighted Average Common Shares Outstanding - Diluted                            162,909,066            159,756,396
           ====================================================================================================================


14    CONTRIBUTED SURPLUS

      The following table presents the reconciliation of Contributed Surplus for the year ended December 31:

                                                                      2005                   2004
      ----------------------------------------------------------------------------------------------
      Contributed Surplus Beginning of Period                         1,245                    278
      Stock-based Compensation Expense                                3,149                    967
      Cash Settlement of Performance Share Unit Plan                   (596)                     -
      Exercise of Stock Options Previously Recognized                  (324)                     -
      ----------------------------------------------------------------------------------------------
      Contributed Surplus End of Period                               3,474                  1,245
      ==============================================================================================

15    STOCK-BASED COMPENSATION

      The number of Common Share options outstanding reflects the share split of the Corporation's Common Shares as described in note 13(b).

      a)    STOCK OPTION PLAN

            The Corporation has established a Stock Option Plan for the issuance of options to purchase Common Shares to directors, officers and employees of the Corporation and its subsidiaries. Options granted under the Stock Option Plan generally vest on an annual basis over four years. The stock options expire five years from each vesting date.

                                                                              2005                                      2004
      -------------------------------------------------------------------------------------------------------------------------
                                                                          WEIGHTED                                  WEIGHTED
                                                                           AVERAGE                                   AVERAGE
                                                    NUMBER OF       EXERCISE PRICE            NUMBER OF       EXERCISE PRICE
                                                      OPTIONS                    $              OPTIONS                    $
      -------------------------------------------------------------------------------------------------------------------------
      Outstanding at Beginning of Year               3,766,938                6.51             4,034,100                 5.75
      Granted                                          443,670               20.23               318,549                11.61
      Exercised                                       (681,755)               4.00              (484,800)                3.36
      Cancelled                                           (921)               9.07              (100,911)                7.18
      -------------------------------------------------------------------------------------------------------------------------
      Outstanding at End of year                     3,527,932                8.72             3,766,938                 6.51
      -------------------------------------------------------------------------------------------------------------------------
      Options Exercisable at End of Year             2,212,647                6.24             2,220,975                 5.02
      =========================================================================================================================


      The following table summarizes Stock Options outstanding and exercisable under the Stock Option Plan at December 31, 2005:

                                                                   OPTIONS OUTSTANDING                    OPTIONS EXERCISABLE
      --------------------------------------------------------------------------------------------------------------------------
                                                           WEIGHTED           WEIGHTED                               WEIGHTED
                                                            AVERAGE            AVERAGE                       AVERAGE EXERCISE
                                      NUMBER OF           REMAINING           EXERCISE         NUMBER OF                PRICE
             EXERCISE PRICE             OPTIONS        LIFE (YEARS)              PRICE           OPTIONS                    $
      --------------------------------------------------------------------------------------------------------------------------
             $2.89 - $5.00              813,200                3.3                3.24            813,200                3.24
            $5.01 - $10.00            1,982,500                5.6                7.96          1,340,275                7.81
           $10.01 - $15.00              288,562                7.4               11.69             59,172               11.88
           $15.01 - $20.00              353,670                8.2               18.71                  -                   -
           $20.01 - $27.75               90,000                8.8               26.18                  -                   -
      --------------------------------------------------------------------------------------------------------------------------

                                      3,527,932                5.5                8.72          2,212,647                6.24
      --------------------------------------------------------------------------------------------------------------------------

      The number of Common Shares reserved for issuance under the Stock Option Plan was 6,656,545 at December 31, 2005 (7,338,300 at December 31,
      2004).

(TABULAR AMOUNTS IN $ THOUSANDS, EXCEPT FOR SHARE AMOUNTS)


b)    PERFORMANCE SHARE UNIT PLAN

      In February 2004, the Corporation initiated a Performance Share Unit Plan ("PSUP"). Awards under PSUP will be in the form of performance share units ("PSU"), with each PSU entitling the holder to receive one Common Share of the Corporation for no additional consideration and subject to certain restrictions. Each PSU award will vest at a rate of one third of the PSUs awarded thereunder annually over a three-year period, conditional on the Corporation achieving an acceptable total shareholder return against a peer group. If total shareholder return at a particular vesting date is in the bottom 25 per cent of the peer group, none of the PSUs otherwise eligible to vest with respect to such PSU will vest. If total shareholder return at a particular vesting date is in the top 25 per cent of the peer group, 150 per cent of the PSUs eligible to vest on such date will vest. If total shareholder return at a particular vesting date is in the middle 50 per cent of the peer group, all of the PSUs eligible to vest on such date will vest.

      The following table presents the reconciliation of the number of PSUs for the year ended December 31:

                                                                   2005                         2004
      ------------------------------------------------------------------------------------------------
      Outstanding at Beginning of Year                       99,291                            -
      Granted                                               113,880                      116,037
      Exercised                                             (33,093)                           -
      Cancelled                                             (19,950)                     (16,746)
      ------------------------------------------------------------------------------------------------
      Outstanding at End of Year                            160,128                       99,291
      ================================================================================================

      During the year ended December 31, 2005, the Corporation settled 33,093 PSUs for cash of $0.6 million (December 31, 2004 - nil).

c)    DEFERRED SHARE UNIT PLAN

      In October 2005, the Corporation initiated a Deferred Share Unit Plan ("DSUP"), whereby directors, officers, senior management and employees of the Corporation can elect to receive all or a portion of their annual cash compensation in the form of Deferred Stock Units ("DSU"). Under the DSUP, notional share units are issued for the elected amount which is based on the then current market price of the Corporation's common shares. Upon ceasing directorship, termination of employment or retirement, the units are settled in cash or common shares of the
      Corporation as determined by the Corporation. Final DSU redemption amounts are subject to change, depending on the Corporation's share price at the time of exercise. Accordingly, the Corporation revalues the DSUs on each reporting date with any changes in value recorded as an adjustment to compensation expense in the period. For the year ended December 31, 2005, $0.1 million in compensation expense relating to the DSUs was recorded (December 31, 2004 - nil) in General and Administrative Expenses and no DSUs were redeemed for cash or shares of the Corporation. The Corporation had 2,261 DSUs outstanding at December 31, 2005.

d)    STOCK-BASED COMPENSATION

      For the year ended December 31, 2005, the Corporation recognized $3.1 million (December 31, 2004 - $1.0 million) in compensation expense related to stock-based compensation issued subsequent to January 1, 2003. This is the portion of stock-based compensation that is related to 2005 services rendered and is comprised of $1.4 million ($0.7 million -
      2004) in respect to the Corporation's stock option plan and $1.7 million ($0.3 million - 2004) in respect to the Corporation's Performance Share Unit Plan.

(TABULAR AMOUNTS IN $ THOUSANDS, EXCEPT FOR SHARE AMOUNTS)


      The weighted average fair value of the 443,670 options granted during 2005 was $8.22 using the Black-Scholes option pricing model. In 2004, there were 318,549 options granted at a weighted average fair value of $4.30. The following table sets out the assumptions used in applying the Black-Scholes model:

                                                                       2005                   2004
      ----------------------------------------------------------------------------------------------
      Risk Free Interest Rate, Average For Year                       3.89%                  4.34%
      Expected Life (In Years)                                            6                      6
      Expected Volatility                                          26 - 44%               26 - 30%
      Dividend Per Share                                                  -                      -
      ==============================================================================================

      No compensation expense has been recognized for stock options granted before January 1, 2003, in accordance with note 2(i). Had compensation expense been determined based on the fair value method for awards made after December 31, 2001, but before January 1, 2003, the Corporation's net earnings attributable to common shareholders and earnings per share would have been adjusted to the pro forma amounts indicated below:

                                                                       2005                   2004
       ---------------------------------------------------------------------------------------------
       Net  Earnings - As reported                                  149,449                 19,452
       Compensation expense                                             891                    894
       ---------------------------------------------------------------------------------------------
       Net Earnings - Pro Forma                                     148,558                 18,558
       ---------------------------------------------------------------------------------------------
       Basic Earnings Per Share
             As Reported                                               0.93                   0.12
             Pro Forma                                                 0.93                   0.12

       Diluted Earnings Per Share
             As Reported                                               0.92                   0.12
             Pro Forma                                                 0.91                   0.12
       =============================================================================================

      e)    OIL SANDS PROJECT STOCK APPRECIATION RIGHTS PLANS

            During 2004, the AOSP implemented stock-based compensation plans that awarded Stock Appreciation Rights (SARs) to certain employees. Accordingly, the Corporation, as a 20 per cent owner in the AOSP, shares in the costs of these SARs. Under the first plan, SARs were granted to employees of the AOSP that entitle the holders to a cash payment once exercised, if the composite value of the weighted-average stock price of certain Joint Venture owners' shares at the time of exercise exceeds the issue price of the SARs. The SARs vest evenly over three years and expire ten years after grant. As at December 31, 2005, a total of 85,810 SARs were outstanding in respect of this plan. During the year ended December 31, 2004, a total of 51,100 SARs were granted. During the year ended December 31, 2005, a total of 43,530 SARs were granted and 8,820 were cancelled in respect to this plan.

            Under the second plan, SARs were granted to employees of the AOSP that entitle the holders to a cash payment at the end of a three-year period if the composite value of the weighted-average stock price of certain Joint Venture owners' shares at the time of exercise exceeds the issue price of the SARs and if certain performance measures are met. As at December 31, 2005, a total of 38,950 SARs were outstanding in respect of this plan. During the year ended December 31, 2004 a total of 21,679 SARs were granted. During the year ended December 31, 2005 a total of 18,450 SARs were granted and 1,179 were cancelled in respect to this plan.

(TABULAR AMOUNTS IN $ THOUSANDS, EXCEPT FOR SHARE AMOUNTS)


            For the year ended December 31, 2005, $0.7 million in compensation expense was recorded in operating expense for these two plans (December 31, 2004 - nil). No SARs vested during the year ended December 31, 2005 with respect to either of these plans.

16    SHAREHOLDERS' RIGHTS PLAN

      The Corporation has a shareholders' rights plan (the "Plan"). Under the Plan, one right will be issued with each Common Share issued. The rights remain attached to the Common Share and are not exercisable or separable unless one or more of certain specified events occur. If a person or group acting in concert acquires 20 per cent or more of the Common Shares of the Corporation, the rights will entitle the holders thereof (other than the acquiring person or group) to purchase Common Shares of the Corporation at a 50 per cent discount from the then market price. The rights are not triggered by a "Permitted Bid", as defined in the Plan.

17    EMPLOYEE FUTURE BENEFITS

      The Corporation has a defined contribution pension plan for its direct employees and as a result of the 20 per cent ownership in the AOSP, has a defined benefit pension plan for employees of the AOSP. All of the information pertaining to the defined benefit pension plan in this note represents the Corporation's 20 per cent ownership in the AOSP. The Corporation uses its fiscal year-end as the measurement date for both of these pension plans.

      a)    DEFINED CONTRIBUTION PENSION PLAN

            For the year ended December 31, 2005, the total expense recognized for the Corporation's defined contribution pension plan was $0.3 million (December 31, 2004 - $0.3 million).

(TABULAR AMOUNTS IN $ THOUSANDS, EXCEPT FOR SHARE AMOUNTS)


      b)    DEFINED BENEFIT PENSION PLAN

            For the year ended December 31, 2005, the total expense recognized for the Corporation's 20 per cent ownership interest in the AOSP's defined benefit pension plan was $0.8 million (December 31, 2004 - $0.6 million). As at December 31, 2005, the Corporation's share of the funded status of the defined benefit pension plan was in a deficit position of $0.7 million (December 31, 2004 - $0.01 million funded surplus). Additional information for the Corporation's 20 per cent ownership interest in the AOSP's defined benefit pension pension plan is as follows:

                                                                                                  2005                   2004
           --------------------------------------------------------------------------------------------------------------------
           Accrued Benefit Obligation, Beginning of year                                         1,860                  1,084
                 Current Service Cost                                                              821                    638
                 Interest Cost                                                                     161                    110
                 Actuarial Loss                                                                    821                     96
                 Plan Amendments                                                                  (115)                     -
                 Benefits Paid                                                                     (70)                   (68)
           --------------------------------------------------------------------------------------------------------------------
           Accrued Benefit Obligation, End of year                                               3,478                  1,860
           --------------------------------------------------------------------------------------------------------------------
           Fair Value of Plan Assets,  Beginning of year                                         1,866                  1,131
                 Employer Contributions                                                            810                    732
                 Actual Return on Plan Assets                                                      124                     71
                 Benefits Paid                                                                     (70)                   (68)
           --------------------------------------------------------------------------------------------------------------------
           Fair Value of Plan Assets, End of year                                                2,730                  1,866
           --------------------------------------------------------------------------------------------------------------------
           Funded Status - Plan Surplus (Deficit)                                                 (747)                     6
           Unamortized Past Service Costs                                                         (115)                     -
           Unamortized Net Actuarial Loss                                                        1,145                    301
           Unamortized Transitional Obligation                                                     (11)                   (12)
           --------------------------------------------------------------------------------------------------------------------
           Accrued Benefit Asset                                                                   272                    295
           --------------------------------------------------------------------------------------------------------------------
           Components of Net Periodic Pension Cost
                 Current Service Cost                                                              821                    638
                 Interest Cost                                                                     161                    110
                 Actual Return on Plan Assets                                                     (124)                   (71)
                 Actuarial Loss on Accrued Benefit Obligation                                      821                     96
           --------------------------------------------------------------------------------------------------------------------
           Costs Arising in the Period                                                           1,679                    773

           Differences in Costs Arising and Costs
                 Recognized in the Period in Respect of:
                      Return on Plan Assets                                                        (32)                   (32)
                      Actuarial Loss                                                              (812)                   (91)
                      Transitional Asset                                                            (1)                    (1)
           --------------------------------------------------------------------------------------------------------------------
           Net Periodic Pension Cost Recognized                                                    834                    649
           ====================================================================================================================

(TABULAR AMOUNTS IN $ THOUSANDS, EXCEPT FOR SHARE AMOUNTS)


            The significant actuarial assumptions used to determine the periodic expense and accrued benefit obligations are as follows:

                                                                       2005                  2004
           -----------------------------------------------------------------------------------------
           Discount Rate - Expense                                     6.10%                 6.50%
           Discount Rate - Year-end Disclosure                         5.10%                 6.10%
           Expected Long-term Rate of Return on Plan Assets            7.00%                 7.00%
           Rate of Compensation Increase                               4.25%                 4.25%
           =========================================================================================

            The investment strategy for the defined benefit pension plan assets is to utilize a diversified mix of global public and private equity portfolios, together with public and private fixed income portfolios, to earn long-term investment returns that enable the plan to meet its obligations. Active management strategies are utilized within the plan in an effort to realize investment returns in excess of market indices. The weighted-average asset allocation for our defined benefit pension plan at December 31, 2005 was as follows:

                                                                      ACTUAL                TARGET
           ------------------------------------------------------------------------------------------
           Domestic Equities                                             32%                   33%
           Foreign Equities                                              28%                   25%
           Fixed Income Securities                                       34%                   37%
           Money Market                                                   6%                    5%
           ------------------------------------------------------------------------------------------
                                                                        100%                  100%
           ==========================================================================================


18    FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

      The Corporation's financial instruments that are included in the Consolidated Balance Sheets are comprised of cash and cash equivalents, accounts receivable, risk management activities, accounts payable and accrued liabilities, option premium liability and long-term borrowings.

      a)    COMMODITY PRICE RISK

            The Corporation has entered into various commodity pricing agreements designed to mitigate the exposure to the volatility of crude oil prices in US dollars, thereby providing greater certainty of future cash flow from the sale of the Corporation's synthetic crude oil products. This risk management strategy is intended to protect the Corporation's base and future capital programs and ensure the funding of debt obligations. Certain of these commodity pricing agreements are accounted for as hedges, as they qualify for hedge accounting under Accounting Guideline 13 and were designated as hedges, while other commodity pricing agreements are accounted for under fair value accounting as they did not qualify or have not been designated as hedges for accounting purposes.

(TABULAR AMOUNTS IN $ THOUSANDS, EXCEPT FOR SHARE AMOUNTS)


            (i)   Hedge Accounting

            For the year ended December 31, 2005, the Corporation's revenues were reduced by $110.4 million (December 31, 2004 - $131.4 million) from crude oil price hedging losses. As at December 31, 2005, there were no crude oil swap positions in place.

            (ii)  Fair Value Accounting

            During the third quarter of 2005, the Corporation purchased put options at strike prices ranging from US$50.00 to US$55.00 per barrel, averaging US$52.42 per barrel for the three year period beginning January 1, 2007. The premiums for the purchased put options were partially offset through the sale of call options at strike prices ranging from US$90.00 to US$95.00 per barrel, averaging US$92.41 per barrel for the three-year period beginning January 1, 2007, resulting in a net premium liability. Payment of the net premium liability is deferred until the settlement of the option contracts between 2007 and 2009. As at December 31, 2005, the Corporation had the following put and call options outstanding:

                                                                  2007                    2008                 2009
           ---------------------------------------------------------------------------------------------------------
           Barrels Per Day
                 Put Options Purchased                          20,000                  20,000               20,000
                 Call Options Sold                              10,000                  15,000               15,000

           US$ Per Barrel
                 Average Put Strike Price                     US$52.50                US$54.25             US$50.50
                 Average Call Strike Price                    US$92.50                US$94.25             US$90.50
           =========================================================================================================

            The fair value of the option contracts was recognized on the Consolidated Balance Sheet on the dates they were entered into. During the year ended December 31, 2005, the Corporation recognized an unrealized gain of $13.8 million on the Risk Management Asset, marking it to the fair value at the end of the period (December 31, 2004 - nil). The following table reconciles the movement in the fair value of these option contracts that have not been designated as hedges:

                                                                                         2005                   2004
           ------------------------------------------------------------------------------------------------------------
           Risk Management Asset at Beginning of Year                                       -                      -
           Net Premium                                                                  84,976                     -
           Increase in Fair Value                                                       13,450                     -
           ------------------------------------------------------------------------------------------------------------
           RISK MANAGEMENT ASSET AT END OF YEAR                                         98,426                     -
           ============================================================================================================

      b)    CREDIT RISK

            A significant portion of the Corporation's accounts receivable is with customers in the oil and gas industry, and is subject to normal industry credit risks. The Corporation minimizes this risk by entering into sales contracts with highly rated counterparties. Risk is also minimized through regular management review of credit ratings and potential exposure to such counterparties.

(TABULAR AMOUNTS IN $ THOUSANDS, EXCEPT FOR SHARE AMOUNTS)


            The counterparties of all of the Corporation's put and call options are major financial institutions in Canada and the United States, all with investment grade credit ratings, thereby partially mitigating the credit risk associated with these financial instruments.

      c)    INTEREST RATE RISK

            At December 31, 2005, the increase or decrease in net earnings for each one per cent change in the interest rates on floating debt amounts to $0.4 million (2004 - $2.2 million).

      d)    FOREIGN CURRENCY RISK

            Foreign currency risk is the risk that a variation in exchange rates between the Canadian dollar and foreign currencies will affect the Corporation's operating and financial results. The Corporation has revenue and expenses transacted in US dollars, and has US dollar denominated Risk Management Assets, Senior Secured Notes and Option Premium Liabilities, as described in note 18(a), note 7(a) and note 9, respectively.

      e)    FAIR VALUES OF FINANCIAL ASSETS AND LIABILITIES

            The fair values of financial instruments that are included in the Consolidated Balance Sheets, other than long-term borrowings, approximate their carrying amount due to the relatively short period to maturity of these instruments or have interest rates that approximate their fair value.

            The estimated fair values of long-term borrowings have been determined based upon market prices at December 31 for other similar liabilities with similar terms and conditions, or by discounting future payments of interest and principal at estimated interest rates that would be available to the Corporation at year-end.

(TABULAR AMOUNTS IN $ THOUSANDS, EXCEPT FOR SHARE AMOUNTS)


                                                                               2005                                     2004
      -------------------------------------------------------------------------------------------------------------------------
                                                  BALANCE SHEET                            BALANCE SHEET
                                                         AMOUNT          FAIR VALUE               AMOUNT          FAIR VALUE
      -------------------------------------------------------------------------------------------------------------------------
      Floating Rate Debt
            Revolving Credit and Term Loan
            Borrowings                                   41,000              41,000              216,000             216,000
            Lease Obligation                             59,205              59,205               58,704              58,704
      Fixed Rate Debt
            US Senior Secured Notes                     524,655             591,549              541,620             628,979
      -------------------------------------------------------------------------------------------------------------------------
      Long-term Borrowings                              624,860             691,754              816,324             903,683
      =========================================================================================================================


19    COMMITMENTS AND CONTINGENCIES

      a)    COMMITMENTS

            The Corporation and the other owners of the oil sands Joint Venture have entered into long-term third party agreements to purchase certain feedstocks on a take-or-pay basis. This commitment has been measured based on December 31, 2005 market prices. The Corporation and the other owners of the oil sands Joint Venture have executed long-term third party agreements to provide for pipeline transportation of bitumen and upgraded products, electrical and thermal energy, production and supply of hydrogen and transportation of natural gas. Under the terms of certain of these agreements, the Corporation is committed to pay for these utilities and services on a long-term basis, regardless of the extent that such services and utilities are actually used. If due to project delay, suspension, shutdown or other reason, the Corporation fails to meet its commitment under these agreements, the Corporation may incur substantial costs and may, in some circumstances, be obligated to purchase the facilities constructed by the third parties for a purchase price in excess of the fair market value of the facilities.

            The Corporation and the other owners of the oil sands Joint Venture have entered into long-term operating lease obligations for certain equipment related to the AOSP. The term of the lease obligations is between three and seven years. A guarantee has been provided to the lessor in order to secure attractive leasing terms and is payable when the equipment is returned to the lessor. At December 31, 2005, the Corporation's share of the maximum payable under the guarantee was $35.7 million. However, any proceeds received from the sale of the equipment would be used to offset the payment required under the guarantee. At December 31, 2005, the Corporation's share of committed lease payments amounted to $42.3 million. The estimate of lease interest obligations, excluding any committed payments, is $1.9 million for 2006, $1.8 million for 2007, $1.8 million for 2008, $0.9 million for 2009 and $0.2 million for 2010.

            The Corporation has future commitments related to its Option Premium Liability as described in note 9.

(TABULAR AMOUNTS IN $ THOUSANDS, EXCEPT FOR SHARE AMOUNTS)


            The  following  table  summarizes  the   Corporation's   operating
            commitments at December 31, 2005:

                                                                        PIPELINES AND             MOBILE
                                                    FEEDSTOCKS             UTILITIES     EQUIPMENT LEASE              TOTAL
      -----------------------------------------------------------------------------------------------------------------------
      2006                                            106,423                 39,715               3,647           149,785
      2007                                            100,771                 33,463               2,358           136,592
      2008                                             27,987                 34,874               9,583            72,444
      2009                                              9,121                 34,899              18,377            62,397
      2010                                              9,121                 34,991               8,363            52,475
      Thereafter                                       64,138                556,036                   -           620,174
      -----------------------------------------------------------------------------------------------------------------------
      Total                                           317,561                733,978              42,328         1,093,867
      =======================================================================================================================

      b)    CONTINGENCIES

            (i)   INSURANCE CLAIMS

            The Corporation has various outstanding claims under the insurance coverage provided in our Joint Venture construction policies. These claims include a loss of profits claim stemming from the fire at the Muskeg River Mine (the "Mine") on January 6, 2003, commonly referred to as Section III; a physical property damage claim stemming from the same fire at the Mine, commonly referred to as Section I; and a cost overrun and project delay claim, commonly referred to as Section IV. During the year ended December 31, 2005, the AOSP reached a settlement in respect of the insurance coverage provided under Section III. The Corporation received $19.4 million as part of this settlement and has also finalized the terms of a contingent settlement for its remaining share of the settlement proceeds in the amount of $24.6 million from those insurance underwriters that also subscribed to the
            Section IV. The Corporation had previously received $16.1 million, including $6.4 million during the year ended December 31, 2004, in respect to the coverage provided under Section I. However, those insurance underwriters that were involved in the Section IV claim again withheld their portion of the Section I claim totaling $19.4 million. The remaining settlement that has not been received under either Section I or III would become payable to the Corporation in the event that it is successful in the arbitration proceedings that are presently ongoing against these Section IV insurance underwriters. Arbitration proceedings under Section IV of the Policy have been initiated to resolve the disputes with insurers surrounding this claim for payment. Following these arbitration hearings, the Corporation would expect to receive a binding decision from the panel with respect to the claim. The Corporation, in order to preserve its rights under the Policy, also filed a Statement of Claim in the Court of Queen's Bench of Alberta against the defendant insurance underwriters and the broker in an amount exceeding $200 million. Aggravated and punitive damages totalling $650 million have also been claimed against the insurers. The Statement of Claim remains in abeyance pending the conclusion of the Settlement Arbitration.

            During the year ended December 31, 2005, the Corporation received $3.1 million in respect of an errors and omission insurance settlement that was negotiated by the AOSP. This errors and omission insurance policy related to initial construction and as such these proceeds have been applied against the cost of the AOSP. The related settlements of both the Section I, Section III and the errors and omission insurance policy have been credited to capital, as these claims relate to costs that were capitalized as part of the construction of the AOSP, or to costs that were capitalized in association with repairing the assets damaged by the fire or those capitalized prior to the commercial operations.

            No amounts, other than those collected at December 31, 2005, have been recognized in these statements relating to insurance policies nor will an amount be recognized until the proceeds are received.

(TABULAR AMOUNTS IN $ THOUSANDS, EXCEPT FOR SHARE AMOUNTS)


            (ii)  FLOW THROUGH SHARES

            In connection with the issuance of flow through shares in 2001 and 2002, the Corporation renounced Canadian exploration expenses in the aggregate amount of $29.2 million and $19.5 million, respectively. Under the subscription agreements for such flow through shares, the Corporation has agreed to indemnify subscribers for an amount equal to the tax payable and any associated interest by the subscribers if such renunciations are reduced under the INCOME TAX ACT (Canada). Discussions between the AOSP and the Canada Revenue Agency are ongoing with respect to the proper characterizations of certain expenditures included in the Canadian exploration expenses in those years. If the Canada Revenue Agency successfully asserts a change in the characterization of these expenditures, any resulting reduction in the renunciations could impact the Corporation's obligations under the indemnity provisions in these subscription agreements.


            (iii) OTHER

            The Corporation, in association with its 20 per cent ownership of the AOSP, is a joint defendant and plaintiff in a number of legal actions that arise in the normal course of business. The Corporation believes that any liabilities that might arise pertaining to such matters would not have a material effect on its consolidated financial position.


20    NET CHANGE IN NON-CASH WORKING CAPITAL

      SOURCE/(USE)                                                                     2005                   2004

      ---------------------------------------------------------------------------------------------------------------
      OPERATING ACTIVITIES
            Accounts Receivable                                                      (24,834)                (5,184)
            Inventory                                                                 (6,897)                (5,086)
            Prepaid Expense                                                           (3,584)                 1,262
            Accounts Payable and Accrued Liabilities                                   2,826                 25,401
      ---------------------------------------------------------------------------------------------------------------
                                                                                     (32,489)                16,393
      ---------------------------------------------------------------------------------------------------------------
      INVESTING ACTIVITIES
            Accounts Receivable                                                            -                    614
            Accounts Payable and Accrued liabilities                                  10,798                 (3,671)
      ---------------------------------------------------------------------------------------------------------------
                                                                                      10,798                 (3,057)
      ===============================================================================================================


21    UNITED STATES ACCOUNTING PRINCIPLES AND REPORTING

      The Consolidated Financial Statements have been prepared in Canadian dollars in accordance with accounting principles generally accepted in Canada (Canadian GAAP). The application of accounting principles generally accepted in the United States (US GAAP) would have the following effects on the Consolidated Financial Statements and Other Comprehensive Income:

(TABULAR AMOUNTS IN $ THOUSANDS, EXCEPT FOR SHARE AMOUNTS)


      RECONCILIATION OF NET EARNINGS UNDER CANADIAN GAAP TO US GAAP

      YEAR ENDED DECEMBER 31                                        NOTES               2005                   2004
      ---------------------------------------------------------------------------------------------------------------
      Net Earnings - Canadian GAAP                                                   149,449                 19,452
            Impact of US GAAP
                 Pre-operating Items and Borrowing Costs              iii                 23                    (71)
                 Gain (Loss) on Crude Oil Swaps                       iv              10,202                 (8,815)
                 Pre-feasibility Costs                                vi             (34,503)               (13,546)
                 Deferred Income Tax                                  ii               7,125                  3,195
      ---------------------------------------------------------------------------------------------------------------
      Net Earnings - US GAAP                                                         132,296                    215
      ---------------------------------------------------------------------------------------------------------------
      Net Earnings Per Share - US GAAP
            Basic                                                                       0.83                      -
      ---------------------------------------------------------------------------------------------------------------
            Diluted                                                                     0.81                      -
      ===============================================================================================================


      CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME

      YEAR ENDED DECEMBER 31                                         NOTES             2005                   2004
      ---------------------------------------------------------------------------------------------------------------
      Net Earnings - US GAAP                                                         132,296                    215
      Change in Realized and Unrealized Losses                         v              31,756                (14,607)
      ---------------------------------------------------------------------------------------------------------------
      Other Comprehensive Income                                                     164,052                (14,392)
      ===============================================================================================================

(TABULAR AMOUNTS IN $ THOUSANDS, EXCEPT FOR SHARE AMOUNTS)


      CONSOLIDATED STATEMENT OF CASH FLOWS - US GAAP

      YEAR ENDED DECEMBER 31                                         NOTES             2005                   2004
      ---------------------------------------------------------------------------------------------------------------
      CASH PROVIDED BY (USED IN)

      Operating Activities - Canadian GAAP                                           211,742                 39,437
            Pre-feasibility Costs                                     vi             (34,503)               (13,546)
      ---------------------------------------------------------------------------------------------------------------
      Operating Activities - US GAAP                                                 177,239                 25,891
      ---------------------------------------------------------------------------------------------------------------
      Financing Activities - Canadian and US GAAP                                   (173,832)                 3,533
      ---------------------------------------------------------------------------------------------------------------
      Investing Activities - Canadian GAAP                                           (36,035)               (43,025)
            Pre-feasibility Costs                                     vi              34,503                 13,546
      ---------------------------------------------------------------------------------------------------------------
      Investing Activities - US GAAP                                                  (1,532)               (29,479)
      ---------------------------------------------------------------------------------------------------------------
      Increase (Decrease) in Cash                                                      1,875                    (55)
      ===============================================================================================================

(TABULAR AMOUNTS IN $ THOUSANDS, EXCEPT FOR SHARE AMOUNTS)


      CONSOLIDATED BALANCE SHEET

      AS AT DECEMBER 31                                                         2005                                    2004
      ------------------------------------------------------------------------------------------------------------------------
                                        NOTES         AS REPORTED            US GAAP         AS REPORTED             US GAAP
      ------------------------------------------------------------------------------------------------------------------------
      ASSETS
      Current Assets                                      123,426            123,426              86,236              86,236
      Property, Plant and Equipment   iii, vi           1,352,605          1,309,080           1,351,745           1,342,876
      Risk Management                                      98,426             98,426                   -                   -
      Deferred Charges                  iii                16,063             15,282              18,378              17,421
      Future Income Taxes                ii                     -                  -              14,511              56,898
      ------------------------------------------------------------------------------------------------------------------------
                                                        1,590,520          1,546,214           1,470,870           1,503,431
      ========================================================================================================================

      LIABILITIES
      Current Liabilities                                 104,699            104,699             187,909             187,909
      Financial Liabilities              iv                     -                  -                   -              61,110
      Long-term Debt                                      565,655            565,655             662,620             662,620
      Lease Obligations                                    55,809             55,809              53,474              53,474
      Option Premium Liability                             85,416             85,416                   -                   -
      Asset Retirement Obligations                          9,094              9,094               8,191               8,191
      Future Income Taxes                ii                56,445             26,085                   -                   -
      ------------------------------------------------------------------------------------------------------------------------
                                                          877,118            846,758             912,194             973,304
      ------------------------------------------------------------------------------------------------------------------------

      SHAREHOLDERS' EQUITY
      Share Capital                     vii               548,747            568,052             545,699             565,004
      Contributed Surplus                                   3,474              3,474               1,245               1,245
                                       iii, iv,
      Retained Earnings (Deficit)      vi, vii            161,181            127,930              11,732              (4,366)
      Accumulated Other
            Comprehensive Income         iv                     -                  -                   -             (31,756)
      ------------------------------------------------------------------------------------------------------------------------
                                                        1,590,520          1,546,214           1,470,870           1,503,431
      ========================================================================================================================

(TABULAR AMOUNTS IN $ THOUSANDS, EXCEPT FOR SHARE AMOUNTS)


      i)    STOCK-BASED COMPENSATION

      The Corporation accounts for its stock-based compensation plans under CICA 3870, under which no compensation expense was recognized in the Consolidated Financial Statements for stock options granted between January 1, 2002 and December 31, 2002. If compensation expense had been recorded in accordance with Statement of Financial Accounting Standard ("SFAS") No. 123, the Corporation's net earnings (loss) and net earnings
      (loss) per share would approximate the following pro forma amounts:

      YEAR ENDED DECEMBER 31                                           2005                   2004
      ----------------------------------------------------------------------------------------------
      Compensation Expense                                              891                    894
      Net Earnings (Loss)
            As Reported - US GAAP                                   132,296                    215
      ----------------------------------------------------------------------------------------------
            Pro Forma                                               131,405                   (679)
      ----------------------------------------------------------------------------------------------

      Basic Earnings Per Share
            As Reported - US GAAP                                      0.83                     -
                                                                          2
            Pro Forma                                                   0.8                     -

      Diluted Earnings Per Share
            As Reported - US GAAP                                      0.81                     -
            Pro Forma                                                  0.81                     -
      ==============================================================================================

      ii)   INCOME TAXES

      Under US GAAP, the net deferred income tax liability as at December 31 consists of:

      YEAR ENDED DECEMBER 31                                          2005                   2004
      ----------------------------------------------------------------------------------------------
      Future Income Tax Assets
            Net Losses Carried Forward                                4,707                 61,697
            Share Issue Costs                                           973                  1,355
            Impairment of Long-lived Assets                             796                    796
            Financial Liabilities in Excess of Tax Values                 -                 22,990
            Tax Values in Excess of Book Capital Assets               5,634                    294

      Future Income Tax Liabilities
            Unrealized Foreign Exchange Gain                        (30,961)               (28,109)
            Unrealized Gain on Risk Management                       (4,374)
            Debt Issue Costs                                         (2,860)                (2,125)
      ----------------------------------------------------------------------------------------------
      Net Future Income Tax (Liability) Asset - US GAAP             (26,085)                56,898
      ==============================================================================================

(TABULAR AMOUNTS IN $ THOUSANDS, EXCEPT FOR SHARE AMOUNTS)


      The following table reconciles income taxes calculated at the Canadian statutory rate of 37.62 per cent (2004 - 38.87 per cent) with actual income taxes:

      YEAR ENDED DECEMBER 31                                           2005                   2004
      ----------------------------------------------------------------------------------------------
      Net Earnings Before Income Taxes - Canadian GAAP              223,405                 14,097
      US GAAP Adjustments                                           (24,278)               (22,432)
      ----------------------------------------------------------------------------------------------
      Net Earnings (Loss) Before Income Taxes - US GAAP             199,127                 (8,335)
      ----------------------------------------------------------------------------------------------
      Expected Income Tax                                            74,912                 (3,240)
      Effect of Tax Rate Changes                                      1,741                    699
      Non-taxable Portion of Foreign Exchange Gain                   (3,530)                (8,815)
      Non-taxable Portion of Impairment of Long-lived Asset               -                  1,044
      Resource Allowance                                            (10,792)                (5,012)
      Provision to Actual                                               642                  5,025
      Stock-based Compensation                                          858                      -
      Large Corporations Tax                                          3,000                  1,749
      ----------------------------------------------------------------------------------------------
      Income Tax Expense (Recovery) - US GAAP                        66,831                 (8,550)
      ==============================================================================================

      iii)  BORROWING COSTS AND THE END OF PRE-OPERATING PERIOD

      Under Canadian GAAP, the Corporation is deemed to have ended its pre-operating period upon commencement of commercial production, which occurred on June 1, 2003. Until that time, revenues, training and start-up costs, interest and foreign exchange gains associated with the Project during the pre-operating period were deferred and capitalized as part of the Project. Under US GAAP, the Corporation is deemed to have ended its pre-operating period upon mechanical completion of the Project, which occurred on December 1, 2002, such that these pre-operating items are expensed thereafter. Under Canadian GAAP, during the pre-operating period, standby fees and foreign exchange gains or losses associated with borrowing facilities can be deferred. Under US GAAP, during the pre-operating period, these costs would be expensed as incurred. Consistent with the December 1, 2002 end of the pre-operating period, depreciation, depletion and amortization of the Corporation's Property, Plant and Equipment and Deferred Charges should have also commenced.

      The following table illustrates each of these differences:

      YEAR ENDED DECEMBER 31                                           2005                   2004
      ----------------------------------------------------------------------------------------------
      Pre-operating Items
            Depreciation, Depletion and Amortization                     23                    (71)
      ----------------------------------------------------------------------------------------------
            Impact on Net Earnings (Loss) Before Income Tax              23                    (71)
            US GAAP Adjustments -Prior Years                          3,197                  3,268
      ----------------------------------------------------------------------------------------------
                                                                      3,220                  3,197
      ----------------------------------------------------------------------------------------------
      Adjustment to Assets
            Adjustment to Capital Assets                              4,001                  4,154
            Adjustment to Deferred Charges                             (781)                  (957)
      ----------------------------------------------------------------------------------------------
                                                                      3,220                  3,197
      ==============================================================================================

(TABULAR AMOUNTS IN $ THOUSANDS, EXCEPT FOR SHARE AMOUNTS)


      iv)   CRUDE OIL SWAPS

      Under Canadian GAAP, the crude oil swaps qualify for hedge accounting and the payments or receipts on these contracts are recognized in earnings concurrently with the hedged transaction and changes in the fair values of the contracts are not reflected in the Consolidated Financial Statements. US GAAP requires that all derivative financial instruments be recorded on the balance sheet as either assets or liabilities at their fair values and that changes in the derivative's fair value be recorded in other comprehensive income, with any ineffective portion of the hedge recorded in earnings for the period. Under US GAAP the derivative financial instruments described in note 18(a)(i) as hedges would be recognized as a liability. The following table illustrates each of these differences:

      YEAR ENDED DECEMBER 31                                                         2005                   2004
      ------------------------------------------------------------------------------------------------------------
      ASSETS
      Increase in Future Income Tax Assets and Total Assets                             -                 22,990
      ------------------------------------------------------------------------------------------------------------

      LIABILITIES
             Increase in Financial Liabilities                                          -                 61,110

      SHAREHOLDERS' EQUITY
             Decrease in Opening Deficit - US GAAP                                 (6,364)                  (831)
             Decrease in Accumulated Other Comprehensive Income (1)                     -                (31,756)

      NET EARNINGS AND ENDING DEFICIT - US GAAP
             Increase (Decrease) in Revenues                                       10,202                 (8,815)
             (Decrease) Increase in Future Income Tax Recovery/Expense             (3,838)                 3,282
      ------------------------------------------------------------------------------------------------------------

      INCREASE IN TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                            -                 22,990
      ============================================================================================================

           (1) Net of income tax of $19.2 million for the year ended December 31, 2004.

      v)    OTHER COMPREHENSIVE INCOME

      Comprehensive income is measured in accordance with SFAS 130 "Reporting Comprehensive Income". This Standard defines comprehensive income as all changes in equity other than those resulting from investments by owners and distributions to owners. The Corporation had other comprehensive income arising due to unrealized losses on derivative financial instruments designated as hedge transactions. At December 31, 2005, this other comprehensive income amounted to a gain net of tax of $31.8 million ($14.6 million loss net of tax - 2004).

(TABULAR AMOUNTS IN $ THOUSANDS, EXCEPT FOR SHARE AMOUNTS)


      vi)   PRE-FEASIBILITY COSTS

      Under Canadian GAAP, costs associated with projects that have yet to be determined to be technically feasible can be capitalized as part of Capital Assets if certain criteria are met. Under US GAAP, costs associated with projects that have not yet been determined to be technically feasible must be expensed. During 2005, the Corporation had expenditures of $34.5 million ($13.5 million - 2004) relating to projects that have not yet been determined to be technically feasible. The cumulative effect of this difference is to reduce capital assets by $48.9 million ($14.4 million - 2004), decrease net earnings by $34.5 million ($13.5 million - 2004) and reduce Retained Earnings by $14.4 million ($0.9 million - 2004).

      vii)  FLOW-THROUGH SHARES

      Under Canadian GAAP flow-through shares are recorded at their face value within share capital. When the expenditures are renounced and the tax deductions transferred to the shareholders, future income tax liabilities will increase and the share capital will be reduced. Under US GAAP, when the shares are issued the proceeds are allocated between the offering of the shares and the sale of tax benefits. The allocation is made based on the difference between the quoted price of the existing shares and the amount the investor pays for the flow-through shares (given no other differences between the securities). A liability is recognized for this difference. The liability is reversed when tax benefits are renounced and a deferred tax liability is recognized at that time. Income tax expense is the difference between the amount of the deferred tax liability and the liability recognized on issuance. At December 31, 2002, the Corporation had recognized all renouncements of the tax deductions to the investors. The effect of this difference is to increase share capital by $19.3 million and increase deferred income tax expense by $19.3 million.

22.   RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

      CANADIAN

      FINANCIAL INSTRUMENTS

      The CICA issued Section 3855, "Financial Instruments - Recognition and Measurement", which prescribes when a financial instrument is to be recognized on the balance sheet and at what amount - sometimes using fair value, other times using cost-based measures. This Section also specifies how financial instrument gains and losses are to be presented. A financial instrument is any contract that gives rise to a financial asset of one party and a financial liability or equity instrument of another party. These may include loans and notes receivable and payable, investments in debt and equity securities and derivative contracts such as forwards, swaps and options. This Section applies to interim and annual financial statements relating to fiscal years beginning on or after October 31, 2006. Earlier adoption is permitted only as at the beginning of a fiscal year ending on or after December 31, 2004. The
      Corporation  plans to  adopt  this  Section  on  January  1,  2007.  The
      Corporation does not expect there to be any material impact on the Consolidated Financial Statements upon adoption of the standard on January 1, 2007.

      HEDGES

      The CICA issued Section 3865, "Hedges", which replaces the guidance formerly in Section 1650, "Foreign Currency Translation" and Accounting Guideline 13, "Hedging Relationships" by specifying how hedge accounting is applied and what disclosures are necessary when it is applied. This Section applies to interim and annual financial statements relating to fiscal years beginning on or after October 31, 2006. Retroactive application is not permitted. Earlier adoption is permitted only as at the beginning of a fiscal year ending on or after December 31, 2004. The Corporation plans to adopt this Section on January 1, 2007. The
      Corporation does not expect there to be any material impact on the Consolidated Financial Statements upon adoption of the standard on January 1, 2007.

(TABULAR AMOUNTS IN $ THOUSANDS, EXCEPT FOR SHARE AMOUNTS)


      COMPREHENSIVE INCOME

      The CICA issued Section 1530, "Comprehensive Income", which established new standards for reporting the display of comprehensive income. Comprehensive income is the change in equity (net assets) of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during the period except those resulting from investments by owners and distributions to owners. This Section applies to interim and annual financial statements relating to fiscal years beginning on or after October 31, 2006. Earlier adoption is permitted only as at the beginning of a fiscal year ending on or after December 31, 2004. The Corporation plans to adopt this Section on January 1, 2007. Financial statements for prior periods are required to be restated for certain comprehensive income items, which at this time are not applicable to the Corporation. The Corporation does not expect there to be any material impact on the Consolidated Financial Statements upon adoption of the standard on January 1, 2007.

      EQUITY

      The CICA issued Section 3251, "Equity", which replaces Section 3250, "Surplus". It establishes standards for the presentation of equity and changes in equity during a reporting period. This Section applies to interim and annual financial statements relating to fiscal years beginning on or after October 31, 2006. Earlier adoption is permitted only as at the beginning of a fiscal year ending on or after December 31, 2004. The Corporation plans to adopt this Section on January 1, 2007. Financial statements of prior periods are required to be restated for specific items which are not applicable to the Corporation at this time. The Corporation does not expect there to be any material impact on the Consolidated Financial Statements upon adoption of the standard on January 1, 2007.

      NON-MONETARY TRANSACTIONS

      The CICA issued Section 3831, "Non-Monetary Transactions" which replaces
      Section 3830, "Non-Monetary Transactions" and establishes standards for the measurement and disclosure of non-monetary transactions. Section 3831 prescribes that exchanges of non-monetary transactions should be measured based on the fair value of the assets exchanged, while providing an exception for non-monetary exchanges in transactions which do not result in the culmination of the earnings process. Section 3831 eliminates this exception provided in Section 3830 and replaces it with an exception for exchanges of non-monetary assets that do not have commercial substance. A transaction has commercial substance when the entity's future cash flows are expected to change significantly as a result of the transaction. This Section applies to all non-monetary transactions initiated in periods beginning on or after January 1, 2006. Earlier adoption is permitted for non-monetary transactions initiated in periods beginning on or after July 1, 2005. Retroactive application is not permitted. The Corporation does not expect there to be any material impact on the Consolidated Financial Statements upon adoption of the standard on January 1, 2006.

      UNITED STATES

      SHARE-BASED PAYMENT

      FASB issued Statement of Financial Accounting Standards No. 123(R) (SFAS 123(R)), "Share-Based Payment", a revision to SFAS 123, "Accounting for Stock-Based Compensation." This standard is effective for the Corporation as of the beginning of the first interim period or annual reporting period that begins after June 15, 2005 and may be applied under the modified prospective approach or the modified retrospective approach. This standard requires the recognition of an expense for employee services received in exchange for an award of equity instruments based on the grant date fair value of the award. The compensation cost is to be recognized over the period for which an employee is required to provide the service in exchange for the award, being the requisite service period. For liability awards, entities are required to re-measure the fair value of the award at each reporting date up until the settlement date. Changes in fair value of liability awards during the requisite service period are required to be recognized as compensation cost over the vesting period. Compensation cost is not recognized for equity instruments for which employees do not render the requisite service. The Corporation currently records an expense under Canadian GAAP for all common share options issued on or after January 1, 2003, with a corresponding increase recorded as contributed surplus. The Corporation does not expect there to be any material impact on the Consolidated Financial Statements upon adoption of the standard on January 1, 2006.

(TABULAR AMOUNTS IN $ THOUSANDS, EXCEPT FOR SHARE AMOUNTS)


      EXCHANGES OF NON-MONETARY ASSETS

      FASB issued SFAS 153, "Exchange of Non-Monetary Assets" as an amendment to Accounting Principles Board Opinion No. 29 (APB 29), "Accounting for Non-Monetary Transactions." APB 29 prescribes that exchanges of non-monetary transactions should be measured based on the fair value of the assets exchanged, while providing an exception for non-monetary exchanges of similar productive assets. SFAS 153 eliminates the exception provided in APB 29 and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. For purposes of this standard, a non-monetary exchange is defined as having commercial substance when the future cash flows of an entity are expected to change significantly as a result of the exchange. SFAS 153 is to be applied prospectively and is effective for all non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Corporation does not expect there to be any material impact on the Consolidated Financial Statements upon adoption of the standard on January 1, 2006.

      INVENTORY COSTS

      FASB issued SFAS 151, "Inventory Costs" that clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) as they relate to inventory costing. SFAS 151 requires these items to be recognized as current expenses. Additionally, the allocation of fixed production overhead to the cost of inventory should be based on normal capacity of the production facilities. SFAS 151 is to be applied prospectively and is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Corporation does not expect there to be any material impact on the Consolidated Financial Statements upon adoption of the standard on January 1, 2006.

      ACCOUNTING CHANGES AND ERROR CORRECTIONS

      FASB issued SFAS 154, "Accounting Changes and Error Corrections", which replaces APB 20, "Accounting Changes" and SFAS 3, "Reporting Accounting Changes in Interim Financial Statements" and changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS 154 establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to the newly adopted accounting principle. This statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Corporation does not expect there to be any material impact on the Consolidated Financial Statements upon adoption of the standard on January 1, 2006.